Exhibit 1

For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue cannot be estimated, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. In addition, other components of the Group’s results, including the revenue generated from combustibles, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange, pricing and volume, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting New Category revenue or constant currency revenue; or present earnings per share before presenting constant currency adjusted diluted earnings per share.

9 June 2022
BRITISH AMERICAN TOBACCO p.l.c.
2022 First Half Pre-Close Trading Update

NEW CATEGORY PERFORMANCE DRIVING FASTER TRANSFORMATION

Trading update - ahead of closed period commencing 26 June 2022

Jack Bowles, Chief Executive:
“We are proud that BAT’s transformation continues at pace, with strong revenue and volume growth in all three New Categories driving share gains across our key markets. We are leveraging the strength and increasing scale of our three global drive brands, and are continuing to reduce New Category losses.

Our New Category business is increasingly contributing to Group performance, and we are confident in delivering our £5bn New Category revenue and profitability targets by 2025.

We continue to drive value through our combustibles business, and are making strong progress towards achieving at least £1.5bn savings from our business simplification programme, Quantum. We are confident in our full year guidance.

We are highly cash generative. In line with our active capital allocation framework, and in addition to our growing dividend, we are on track to return £2bn to shareholders through our 2022 share buyback. We are committed to delivering superior long term shareholder returns.

As previously announced, given the continuing conflict in Ukraine, we are working towards transferring our Russian business in full compliance with international and local laws. Our priority remains the safety and wellbeing of our people in Ukraine and across the wider region.

In addition, this conflict is increasing global uncertainty and disruption, further exacerbating inflationary pressures on supply chains, impacting consumer consumption and resulting in increased finance costs.

While we are not immune to these pressures, we are confident in delivering on our current financial targets, irrespective of the timing of the transfer of our Russian business. This is thanks to our well-established multi-category strategy, our strong portfolio of global brands and our resilient, highly cash generative business.

While we recognise that there will be challenges ahead and that there is more work to do, our execution capabilities continue to evolve, and we are rapidly transforming the business. We are now in our Faster Transformation phase and making strong progress.

I am proud of the continued commitment and delivery of our teams and partners across the world as we work towards building A Better Tomorrow.”

FY 2022 guidance maintained:

o	Revenue growth of 2% to 4% at constant currency
o	Mid-single figure adjusted diluted EPS growth at constant currency
o	Applying current foreign exchange rates[1] we would expect a translation tailwind of 2% on adjusted diluted EPS growth for H1 2022 and 5% for FY 2022
o	FY operating cash conversion in excess of 90% of adjusted profit from operations

Performance is expected to include:

o	Further growth in our non-combustible product[2] consumer base which reached 19.4m in Q1
o	Strong New Category revenue and volume growth
o	Marked improvement in New Category losses, leveraging our scale benefits and growing brand equity
o	Continued New Category investment, with over £1bn invested in the first half, building strong global brands and capitalising on our momentum
o	FY global tobacco industry volume now expected to be c.-3% (previously c.-2.5%) due to the macro-economic impact of continuing global uncertainty over Ukraine and Russia
o	US industry volume outlook remaining uncertain, given rapidly rising gas prices, ongoing macro uncertainties and a strong prior year comparator
o	H1 results reflecting a very strong prior year comparator in the US and the sale of our business in Iran in August 2021
o	Quantum savings of at least £1.5bn by the end of 2022

Trading update detail:

Vuse now value share leader in the US, extending global leadership position3 in Vapour

o	Vuse global value share up 1.1 ppts April YTD vs. FY 2021, reaching 34.4%
o	Vuse achieves No.1 national leadership position in the US4, with leadership in 34 states and total Vapour value share of 35.9% up 3.4 ppts April YTD vs. FY 2021
o	Launch of Vuse Go in the UK in May, our new Vuse disposable product, with further market roll outs planned for H2

THP category volume share up 1.5 ppts in the Top 9 THP markets to reach 19.6% April YTD; 18.7% April YTD excluding Russia and Ukraine, up 1.2 ppts

o	In Europe glo continued to achieve strong THP category volume share gains in key markets driven by Hyper
o
In Japan, Hyper drove glo’s total nicotine volume share up 60 bps vs. FY 2021 to reach April YTD share of 7.4%; our THP category volume share was 20.6% April YTD down 60 bps in a highly competitive market

o	We have strong investment plans in H2 including additional launches and further market roll outs, supported by strong marketing activation initiatives

Continued volume share leadership in Modern Oral in Europe at 69.3%

o	Velo remains volume share leader in 15 Modern Oral markets in Europe, driven by continued innovation and strong activation
o	Category share in Top 5 markets at 31.7% April YTD down 3.0 ppts vs. FY 2021 driven by the US, where our main investment focus is on the much larger vapour category
o	Velo Modern Oral volume share in the US was down 4.8 ppts vs. FY 2021 to 6.9% April YTD as the market remained highly competitive

Continued value growth in combustibles against a challenging macro-economic backdrop

o	Group cigarette value share up 10 bps April YTD
o	Continued good pricing partly offset by geographic mix, with no accelerated downtrading year to date
o
Continued value growth in the US, up 40 bps April YTD driven by our premium brands Newport and Natural American Spirit, while lapping a strong comparator period and unwinding of the prior year inventory movement

Continued progress towards our ESG ambitions and targets

o	18 certified carbon neutral manufacturing and commercial facilities[5], including a further two added in the first half, as we continue our work towards achieving carbon neutral operations by 2030
o
One-year landmark glo clinical study completed with final results expected to be published shortly. 180-day clinical study results have already showed that completely switching to glo from cigarettes resulted in positive changes to all measured indicators of potential harm, with the majority of indicators similar to quitting[6]

o	We continue to develop and publish a substantial body of scientific evidence for our reduced risk products[7], with 15 new manuscripts published since January 2022

“In summary, we are proud of the progress we are making on our three strategic priorities - driving a step change in New Categories, generating value from combustibles and building a simpler, faster organisation. Driven by the strong growth of our New Category business we are continuing to reduce the health impact of our business, while also delivering on our wider ESG targets. We are making strong progress towards our Purpose to build A Better Tomorrow.”

Jack Bowles, Chief Executive

FY 2022 technical guidance:

o	Applying current exchange rates, we expect leverage within our full year 2-3x adjusted net debt8/ adjusted EBITDA[9] corridor
o	Underlying tax rate of c.25%
o	Gross capex of c.£700m (previously c.£750m), broadly in-line with adjusted depreciation and amortisation
o
From 1 January 2022, our North African markets transferred to our APME region. As such ENA will now be referred to as Europe. The move was immaterial to all key performance indicators with no restatement of prior periods.

For further information, please contact:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) | @BATplc

British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton / William Houston / John Harney
+44 (0) 20 7845 1180 / 2012 / 1138 / 1263

Webcast and Conference call - The conference call will begin at 8.30am (BST).

You can access the audio webcast via our website. You can also listen via conference call by dialling the numbers below, using the password: BAT

United Kingdom Toll-Free: 0808 109 0700
United Kingdom Toll: +44 (0) 33 0551 0200

United States Toll-Free: 1 866 966 5335
United States New York: +1 212 999 6659

South Africa Toll-Free: 0 800 980 512
Johannesburg Toll: +27 (0) 11589 8302

A playback facility for the conference call will be available online via www.bat.com.

Market share and volume data (unless otherwise stated) YTD April 2022.

T9 THP markets: Japan - CVS-BC, South Korea - CVS, Russia - IMS (BAT+PMI), Italy - Nielsen, Germany - Nielsen, Romania - Nielsen, Ukraine - Nielsen, Poland - Nielsen, Czech - Nielsen.
T5 Vapour markets: US - Marlin, Canada - Scan Data, UK - Nielsen, France - Strator, Germany - Nielsen.
T5 Modern Oral markets: US - Marlin, Sweden - Nielsen, Denmark - Nielsen, Norway - Nielsen, Switzerland - Scan Data excl. SPAR and Top CC.

1 Current exchange rates of USD/GBP 1.26 as at 7 June 2022
2 Non-Combustible Consumer Definition: The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years, US: 21 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with consumer tracking (utilising studies conducted by third parties including Kantar). Target market for acquisition is existing adult smokers/nicotine users.

The number of Non-Combustible product consumers is used by management to assess the number of consumers regularly using the Group’s New Category products as the increase in Non-Combustible products is a key pillar of the Group’s ESG Ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

3 Based on Vype/Vuse estimated value share from RRP in measured retail for Vapour (i.e. total Vapour category value in retail sales) in the USA, Canada, France, UK, Germany. These 5 markets cover an estimated c.75% of global closed system revenue.
4 Based on US Marlin Value Share of Total Vapor (Feb. 2022 – Apr. 2022).
5 Carbon neutrality relates to Scope 1 & 2 greenhouse gas (GHG) emissions, achieved by a combination of initiatives, including energy efficiency, emissions reduction, renewable energy use, the purchase of renewable energy certificates and offsetting.
6 https://link.springer.com/article/10.1007%2Fs11739-021-02798-6
7 Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive. Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without FDA clearance.
8 Adjusted net debt is not a measure defined by IFRS. Adjusted net debt is total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process.

9 Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.

Share growth refers to volume share for THP and Modern Oral and value share for Vapour.

As used herein, volume share refers to the estimated retail sales volume of the product sold as a proportion of total estimated retail sales volume in that category and value share refers to the estimated retail sales value of the product sold as a proportion of total estimated retail sales value in that category. Please refer to the 2021 Annual Report on Form 20‐F for a full description of these measures, together with a description of other Key Performance Indicators (KPIs), on pages 302 and 303.

New Categories comprises Tobacco Heating Products (THP), Vapour and Modern Oral.

Note on Non-GAAP Measures

This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue cannot be estimated, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. In addition, other components of the Group’s results, including the revenue generated from combustibles, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange, pricing and volume, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting New Category revenue or constant currency revenue; or present earnings per share before presenting constant currency adjusted diluted earnings per share.

The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Certain of our measures are presented based on an adjusted basis and on a constant currency basis. Please refer to the 2021 Annual Report on Form 20‐F for a full description of each measure alongside non-financial KPIs, pages 302 and 303.

One non-GAAP measure which the Group uses and that is contained in this announcement is adjusted diluted earnings per share which is before the impact of adjusting items and is derived from diluted earnings per share. This announcement also contains operating cash conversion, a non-GAAP measure defined as net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trade loans to third-parties, pension short fall funding, taxes paid and after net capital expenditure, as a proportion of adjusted profit from operations.

This announcement also contains adjusted net debt and adjusted EBITDA. The Group uses adjusted net debt and adjusted EBITDA to assess its financial capacity. The Management Board believes that these additional measures, which are used internally, are useful to the users of the financial statements in helping them to see how business financing has changed over the year.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Group’s management reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

Forward looking statements

References in this announcement to ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. (BAT PLC) and when denoting business activity refer to BAT Group operating companies, collectively or individually as the case may be.

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT PLC shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group's New Categories strategy; adverse litigation and dispute outcomes and the effect of such outcomes on the Group's financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT PLC for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT PLC.

Additional information concerning these and other factors can be found in BAT PLC filings with the U.S. Securities and Exchange Commission (SEC), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website http://www.bat.com.